                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               -------------------

                                 SCHEDULE 14D-9
                                 (Rule 14d-101)
                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               -------------------

                                  ORGANIC, INC.
                            (Name of Subject Company)

                                  ORGANIC, INC.
                      (Name of Person(s) Filing Statement)

                         COMMON STOCK, PAR VALUE $.0001
                         (Title of Class of Securities)

                                    68617E101
                      (CUSIP Number of Class of Securities)

                               -------------------

                                 MARK D. KINGDON
                             CHIEF EXECUTIVE OFFICER
                               601 TOWNSEND STREET
                         SAN FRANCISCO, CALIFORNIA 94103
                                 (415) 581-5300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                   on Behalf of the Persons Filing Statement)

                                 WITH A COPY TO:

                             JAMES R. WALTHER, ESQ.
                             KENNETH E. KOHLER, ESQ.
                              MAYER, BROWN & PLATT
                             350 SOUTH GRAND AVENUE
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 229-9500

ITEM 1. SUBJECT COMPANY INFORMATION

         The name of the subject company is Organic, Inc., a Delaware corporation ("Organic"). Organic's principal executive offices are at 601 Townsend Street, San Francisco, California 94103. Organic's telephone number there is (415) 581-5300. Its Website is located at www.organic.com.

         The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the common stock, par value $0.0001 per share, of Organic ("Organic Common Stock" or the "Shares"). On December 17, 2001, 88,513,883 Shares were outstanding. Of those Shares, Seneca Investments LLC, a Delaware limited liability company ("Seneca"), has reported that it beneficially owns 71,603,076 Shares.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSONS

         Organic is the party filing this Statement. Its address appears in Item 1 above. The name, present principal occupation and material occupations, positions, offices and employment for the past five years of each director and each executive officer of Organic are set forth under the caption "Directors and Executive Officers" in Organic's Proxy Statement, dated November 15, 2001, previously sent to Organic's stockholders and filed with the Commission on
Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the "Proxy Statement"), which is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference. The business address of each such person is 601 Townsend Street, San Francisco, California 94103.

         This Statement relates to a tender offer by E-Services Investments Organic Sub LLC, a Delaware limited liability company ("E-Services"). E-Services is a wholly owned subsidiary of Seneca. The offer is disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO") filed by E-Services and Seneca with the Securities and Exchange Commission (the "Commission") on December 5, 2001. The Schedule TO includes information required to be reported under Rule 13e-3 under the Securities Exchange Act of 1934 and is incorporated by reference in its entirety to this Statement. E-Services made the offer on the terms and subject to the conditions described in an Offer To Purchase that E-Services and Seneca filed with the Commission (as amended, the "Offer To Purchase"). Under that offer, if closed, E-Services would purchase each outstanding Share tendered in the offer and not properly withdrawn that is not directly or indirectly owned by Seneca. E-Services' offer, as set forth in the Offer To Purchase and related transmittal documents mailed with the Offer To Purchase, as may be amended from time to time, is referred to as the "Offer." The Offer is not being made pursuant to any agreement between Organic and any Seneca entity.

         To the extent applicable and to the extent required pursuant to applicable rules and regulations of the Commission, this Statement also constitutes a Schedule 13E-3 (the "Schedule 13E-3") filed by and on behalf of Organic.

         E-Services and Seneca have stated, in the Offer To Purchase, that upon acquiring at least 90% of the outstanding Shares, E-Services would be able to, and presently intends to, cause Organic to effect a merger (the "Merger") in which each outstanding Share not purchased pursuant to the Offer (excluding any Shares beneficially owned by Seneca and Shares, if any, held by stockholders who perfect their appraisal rights under Delaware Law) would be converted into the right to receive in cash the same per Share amount paid in the Offer.

         The principal executive offices of E-Services and Seneca are at 437 Madison Avenue, 3rd Floor, New York, New York 10022. All information in this Statement or incorporated by reference into this Statement about Seneca or affiliates of Seneca (other than Organic), as well as actions or events respecting any of them, was obtained from Seneca's filings with the Commission or otherwise provided by Seneca. Organic assumes no responsibility for that information.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         Except as described in this Statement (including its exhibits) or incorporated into this Statement by reference, to Organic's knowledge as of the date of this Statement there were no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Organic and (a) any of Organic's executive officers, directors or affiliates or (b) Seneca or any of Seneca's executive officers, directors or affiliates.

         CERTAIN ARRANGEMENTS BETWEEN ORGANIC AND ITS EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES

         Certain agreements, arrangements and understandings between Organic and its executive officers, directors or affiliates are described under the caption "Proposal One: Election of Directors" in the Proxy Statement filed as Exhibit
(e)(1) to this Statement and incorporated herein by reference.

         On September 18, 2001, Seneca entered into the Share Purchase Agreement to acquire a subsidiary of Organic Holdings LLC ("Organic Holdings"), which held 51,954,975 Shares, or 58.7% of the total outstanding Shares. On December 3, 2001, the Share Purchase Agreement was amended to (1) reduce the cash amount payable early in the earn-out period described below from approximately $16 million to $8.5 million, (2) provide that most of Organic Holdings' representations and warranties relating to Organic would terminate as of the closing of the purchase, and (3) limit Organic Holdings' rights in respect of covenants regarding acquisitions, divestitures and other transactions involving Organic during the earn-out period. The Share Purchase Agreement was approved by Organic Holdings' member directors, comprised of Jonathan Nelson, a director of Organic and its chairman, Gary Hromadko, a director of Organic, and Michael Hudes, Organic's former president and a former director.

          The closing of the purchase of these Shares to Seneca was consummated on December 4, 2001, after which Seneca became the beneficial owner of an aggregate of 80.9% of the outstanding Shares. The amount payable to Organic Holdings for the Shares purchased under the Share Purchase Agreement is based on an earn-out formula calculated by reference to, in general, 4.5 to 6.5 times Organic's average annual profit before taxes for the three years ended December 31, 2006. An advance cash payment of $8.5 million was paid at closing. Additional payments, if any, would depend on Organic's results of operations through December 31, 2006, and are calculated as follows:

2003.........   If 2002 PBT is greater than $10.0 million, an aggregate payment of $2.5 million

2004.........   If 2003 PBT is greater than $15.0 million and the 2003 PBT
                Margin is greater than 10%, an aggregate payment of $5.0 million

2005.........   58.74% of (2002 PBT + 2003 PBT + 2004 PBT), minus prior payments

2006.........   58.74% of (2003 PBT + 2004 PBT + 2005 PBT), minus prior payments

2007.........   97.90% of CAPBT, minus prior payments

The percentages set forth above for the years 2005, 2006 and 2007 will be decreased to the extent that Organic issues additional shares of common stock (excluding shares issued under the management incentive plan described below) in the future. Such decrease will be proportionate to the dilutive effect on Seneca's (or any other stockholder's) Share ownership immediately prior to the issuance.

         For this purpose:

         - "PBT" means Organic's consolidated net income before income taxes determined in accordance with generally accepted accounting principles, subject to technical adjustments specified in the amended Share Purchase Agreement; in addition, if 2002 PBT (plus PBT from December 4, 2001 to December 31, 2001) is negative, 2003 PBT is reduced by such amount and if 2003 PBT is negative, 2004 PBT is reduced by two times such negative amount.

         - "PBT Margin" means the percentage equivalent of the quotient determined by dividing PBT by revenues for a given period.

         - "CAPBT" means the sum of the aggregate PBT for 2004, 2005 and 2006 minus (a) the negative PBT, if any, for the period between December 4, 2001 and December 31, 2002 plus (b) two times the amount of negative PBT, if any, for 2003, subject to technical adjustments specified in the amended Share Purchase Agreement.

         Accordingly, Organic Holdings received $0.164 per Share in cash at the closing of the sale and will also receive, if applicable, earn-out payments on the basis summarized above. The amount that Organic Holdings will receive under the amended Share Purchase Agreement will depend on Organic's future results of operations. These amounts may be higher or lower than the $0.33 per Share to be paid in the Offer and the Merger.

         Also in connection with the amended Share Purchase Agreement, Seneca agreed to vote its Shares in favor of adopting an equity incentive plan providing for stock awards to certain members of Organic's management for up to an aggregate of 15% of Organic's equity. Shares or rights awarded under this plan would be subject to vesting requirements (with 20% vested each year, subject to acceleration upon a change in control of Organic) and be subject to rights under which Organic and, subject to certain limitations, the executive could repurchase the award or cause it to be repurchased based on a multiple of PBT over a measurement period prior to the repurchase. Both Seneca's ownership percentage and Organic Holdings' earn-out percentage would be diluted by shares or rights that may be issued to management under this arrangement. It is anticipated that only a small portion of the shares or rights that may be issued under the arrangement would be issued to Organic executives who have ownership interests in Organic Holdings and no such shares or rights would be issued to Jonathan Nelson, the Chairman of Organic and the majority shareholder of Organic Holdings. The grant of stock awards under the proposed incentive plan will, in each case, be subject to the terms and conditions set forth in the incentive plan and any required stockholder approvals. It is not expected that any action will be taken with respect to this plan prior to the expiration or termination of this offer.

         The Share Purchase Agreement is further described in, and set forth as an exhibit to, the Form 8-K of Organic filed with the Commission on December 3, 2001.

         CERTAIN ARRANGEMENTS BETWEEN ORGANIC AND SENECA OR OMNICOM

         Seneca has reported that it beneficially owns approximately 71,603,076 Shares or approximately 80.9% of the outstanding Shares through Seneca and E-Services. In addition, Seneca has reported that Gerard A. Neumann, Seneca's Chief Financial Officer, owns 1,786 Shares. According to Seneca, officers or directors of Seneca and certain of the Schedule 13e-3 filing parties may personally own small numbers of Shares, estimated to be less than 50,000 Shares in the aggregate. As a majority stockholder, Seneca is entitled to elect all the members of the Organic Board of Directors and to control Organic's affairs.

         On August 27, 1999, Organic entered into a revolving credit facility with Omnicom, a significant stockholder and founding member of Seneca, which allows it to borrow up to $15.0 million from Omnicom at the lender's commercial paper rate plus 1.25% through September 30, 2002. Additionally, in connection with the revolving credit facility, Organic issued a warrant to purchase 2,249,076 Shares to Omnicom at an exercise price of $0.0033 per Share. Upon the closing of Organic's IPO, Organic received approximately $7,000 in cash from Omnicom for its exercise of the warrant to purchase 2,249,076 Shares.

         Prior to the closing of the Share Purchase Agreement, Organic completed the restructuring of its San Francisco office lease. As part of that transaction, Organic paid or agreed to pay $11.7 million to the landlord, $10.0 million of which was funded under the credit agreement with Omnicom, which matures on August 30, 2002. Prior to December 3, 2001, Organic had been unable to draw under the facility because Organic had been in default under its credit agreement with Omnicom for violation of certain financial covenants. Accordingly, Organic and Omnicom entered into an agreement whereby the $10.0 million loan could be converted at Omnicom's option into 39.4 million Organic common shares at a conversion price of $0.254 per share, which was an approximately 25% premium to Organic's then-applicable market price, or Omnicom could acquire up to such number of shares upon payment of such per share amount in cash. Such share conversion/purchase right may not be exercised before April 1, 2002 or, if earlier, the date on which Seneca acquires all of Organic's then outstanding voting stock, or after April 30, 2007. Accordingly, Omnicom will not be able to sell the Shares subject to the conversion right in the Offer or the Merger, and Purchaser is not offering to acquire this right in the Offer. In addition, until the earlier of January 1,

2003 and the date on which Seneca acquires all of Organic's then outstanding voting stock, any Organic common shares so acquired are required to be voted in the same proportion as all other outstanding Organic common shares prior to any such transaction, which effectively renders them non-voting shares for such period.

         Organic subleases its London office space from Omnicom Europe Limited, a subsidiary of Omnicom. The subleased property is approximately 11,200 square feet and Organic's annual lease payments total approximately $495,800.

         On May 4, 2000, Omnicom Finance, a wholly owned subsidiary of Omnicom, entered into a promissory note with Michael Hudes, a former president and director of Organic. This loan was secured by a pledge of Mr. Hudes' Shares and membership interests of Organic Holdings. This note, which has a principal amount of $5.0 million, bears interest at the prime rate plus 1% and matures on December 31, 2001. A portion of the indebtedness under this loan will be repaid out of Mr. Hudes' portion of the proceeds of the Share Purchase Agreement and the Offer.

         On September 11, 2001, Organic's New York office space near the World Trade Center was rendered untenantable. Organic relocated its New York office personnel to the offices of an Omnicom affiliate at what Organic believes to be arms' length terms.

         POSSIBLE CONFLICTING INTERESTS OF CERTAIN ORGANIC DIRECTORS

         In reviewing the balance of this Statement, the Organic stockholders should know that the members of the Organic Board of Directors have relationships that may present, may appear to present or at times in the past could have presented or appeared to present conflicts or potential conflicts of interest.

         The Organic Board of Directors has five members. They are Jonathan Nelson, James J. Barnett, Gary F. Hromadko, Howard L. Morgan and Mark D. Kingdon. Jonathan Nelson and Gary F. Hromadko are member directors of, and hold substantial ownership interests in, Organic Holdings, which is entitled to receive from Seneca or its affiliates the earn-out payments described above under "Certain Arrangements between Organic and its Executive Officers, Directors and Affiliates" if certain financial objectives are met. These earn-out payments, if any, are not conditioned upon the closing of the Offer and the Merger; however, it is likely that the amount of any such payments would be greater if Organic did not continue to incur the administrative expenses of being a public company. Accordingly, Messrs. Nelson and Hromadko may benefit financially if the Offer and the Merger are consummated. Similarly, under the equity incentive plan endorsed by Seneca (also described above), Mark Kingdon, as an officer of Organic, and certain other of Organic's executives could receive substantial payments under the equity incentive plan as compensation for their services. Such payments are derived in part from an earn-out formula which is wholly dependent on Organic's future performance and which could result in greater payments to Mr. Kingdon and such other executives if Organic were not burdened by the administrative costs of being a public company.

         Dr. Morgan and Mr. Barnett, who comprise a special committee of the Organic Board of Directors (the "Special Committee"), are not employees of Organic and are not affiliated with Organic Holdings or Seneca, or any affiliate of either of them (other than by virtue of their positions as directors of Organic). See "Formation and Activities of the Special Committee" under Item 4 below. Mr. Barnett is the Chief Executive Officer of AltaVista Company. AltaVista is a customer of Organic in the ordinary course of business pursuant to an arm's-length contract awarded pursuant to a competitive bidding process. The total amount payable under such contract is less than $150,000.

         INDEMNIFICATION AND RELATED ARRANGEMENTS

         The Organic charter documents contain typical, limited immunities from monetary liability for the Organic directors and typical, limited rights to indemnification in favor of the Organic directors and officers. The Organic directors and officers are also covered by director and officer liability insurance.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

         At a meeting held on December 12, 2001, the Special Committee, by unanimous vote, (a) determined that the Offer is fair to and in the best interests of the public stockholders of Organic, and (b) recommended that the public stockholders of Organic accept the Offer and tender their Shares pursuant thereto. At a subsequent meeting, also held on December 12, 2001, the Board of Directors of Organic considered the determination and recommendation of the Special Committee and thereupon, by unanimous vote, also (a) determined that the Offer is fair to and in the best interests of the public stockholders of Organic, and (b) recommended that the public stockholders of Organic accept the Offer and tender their Shares pursuant thereto.

         THEREFORE, THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF ORGANIC, INC. RECOMMEND THAT THE STOCKHOLDERS TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.

         A copy of a letter to all stockholders of Organic communicating the recommendations of the Special Committee and the Board of Directors is filed as Exhibit (a)(2) hereto.

         The balance of this Item 4 summarizes events that led to the Offer and the activities and deliberations of the Special Committee and the Board of Directors with respect to the Offer and possible alternatives to the Offer, including the Special Committee's discussions with its financial advisor, Bear Stearns & Co. Inc. ("Bear Stearns"), relating to Bear Stearns' financial analysis of Organic and the Offer.

         BACKGROUND

         Post-IPO Business Developments

         At the time that Organic completed its initial public offering ("IPO") of common stock in February 2000, Omnicom owned 19% of the outstanding Shares and G. Bruce Redditt, Executive Vice President of Omnicom, was a member of Organic's board of directors. Like other initial public offerings of technology-oriented companies in this period, Organic's offering was generally well received in the capital markets and Shares traded up from the IPO price of $20 per Share to almost $60 per Share shortly after the IPO.

         Organic experienced substantial growth during the first three quarters of 2000. Until Organic's growth rate began to slow at the end of 2000, Organic dramatically increased its headcount, made substantial real estate, technology and other commitments and generally increased its cost base in anticipation of continued strong growth. While Organic had losses during this period, its expectation was that its operations would become profitable due to continued revenue growth and a flattening of the rate of increase in its cost structure.

         However, since the fourth quarter of 2000, Organic's year-over-year growth rate has been negative. In response to deteriorating market conditions, in December 2000, Organic announced that it was eliminating approximately 270 positions (distributed 70% among professional service staff and 30% among corporate services staff) and taking a $6.8 million pretax restructuring charge; in March 2001 Organic announced a second restructuring in which approximately 300 positions (distributed 75% among professional service staff and 25% among corporate services staff) were eliminated, resulting in a $23.7 million pretax restructuring charge; in June 2001, Organic took an additional charge of $6.2 million related to restructuring; and in July 2001, Organic announced an additional reduction in its workforce of approximately 80 positions (distributed 55% among professional service staff and 45% among corporate services staff), resulting with other actions in additional restructuring charge of $10.3 million. On November 1, 2001, Organic announced that it anticipated an additional reduction in force of approximately 50 employees.

         Early Discussions with Omnicom; Formation of Seneca

         Beginning in early 2001, Jonathan Nelson, Chairman of the Board of Organic and Chairman and the controlling stockholder of Organic Holdings, which had been Organic's majority stockholder since prior to Organic's IPO, held preliminary discussions with various Omnicom executives, including John Wren, Omnicom's

Chief Executive Officer, and Randall Weisenburger, Omnicom's Chief Financial Officer, about various transactions, including possible sales of all or a portion of Organic Holdings' equity interest in Organic to Omnicom.

         On April 2, 2001, Omnicom and Pegasus Partners II, LP ("Pegasus Partners"), a private investment firm previously unaffiliated with Organic or Omnicom, entered into an agreement in principle to organize Seneca with the objective of maximizing consolidation and other strategic opportunities among companies in the e-services consulting and professional services marketplace. Seneca was formed by Pegasus Partners, Pegasus E-Services Holdings and Omnicom on May 2, 2001. In connection with Seneca's formation, Omnicom contributed all of the equity of Communicade LLC, a wholly owned subsidiary of Omnicom, to Seneca, and Seneca acquired 4,365,000 additional Shares for $0.193 per Share (plus contingent rights to subsequent earn-out payments similar to the earn-out payments under the Share Purchase Agreement if Organic's results of operations substantially improve) in private transactions. As a result, Seneca beneficially owned 22.1% of the then outstanding Shares. Mr. Redditt resigned as a director of Organic in light of Omnicom's disposition of its interest in Organic to Seneca.

         Following the announcement of the formation of Seneca, representatives of Seneca, Omnicom and Organic Holdings, including Messrs. Nelson, Wren, Weisenburger and Michael Tierney, Seneca's Chief Executive Officer, engaged in further discussions of basic concepts for Seneca's possible acquisition of the Shares owned by Organic Holdings. The underlying concept being discussed was that Organic Holdings would sell Shares to Seneca in exchange for an initial cash payment, with subsequent payments based on Organic's future results of operations.

         Formation and Activities of the Special Committee

         In connection with the Seneca-Organic Holdings discussions, representatives of Omnicom and Seneca informed Organic Holdings that Seneca might propose to acquire the Shares not owned by Seneca or Organic Holdings if the purchase of Organic Holdings' majority interest in Organic was completed. In April 2001, Organic's board of directors established a special committee of directors. The Special Committee initially consisted of Mark Kingdon and Gary Hromadko. Upon the election of Dr. Howard Lee Morgan and James J. Barnett to the Board of Directors in June 2001, Dr. Morgan and Mr. Barnett also joined the Special Committee. Mark Kingdon and Gary Hromadko resigned from the Special Committee in June and July, 2001, respectively. Dr. Morgan and Mr. Barnett have constituted the Special Committee continuously since July 12, 2001. Neither Dr. Morgan nor Mr. Barnett is employed by Organic or is affiliated with Organic Holdings or Seneca (other than by virtue of being directors of Organic). Biographical information concerning the Special Committee members is included in the Proxy Statement filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

         In recognition of the fact that their service on the Special Committee would require a substantial commitment of time, the Organic Board of Directors authorized the payment of an annual fee to Dr. Morgan and Mr. Barnett of $75,000 each. Organic also granted stock options to Dr. Morgan and Mr. Barnett to purchase up to 100,000 Shares each at an exercise price of $0.34 per Share, which options will terminate for no additional consideration if the Offer is completed at a price equal to or less than the $0.34 exercise price. Dr. Morgan and Mr. Barnett are also reimbursed for their reasonable out-of-pocket expenses (for example, travel) incurred in serving on the committee.

         In May 2001, the Special Committee retained Bear Stearns as its financial advisor and Mayer, Brown & Platt as its legal advisor. In late May 2001, the Special Committee requested that Bear Stearns perform a market test to determine if a third party would be interested in acquiring Organic. Bear Stearns reviewed a number of industries and identified six industries that provided a potential strategic fit for the acquisition of Organic. Within these six industries, Bear Stearns identified a list of potential acquirors and grouped them into two tiers based on its assessment of each prospective acquiror's strategic fit, acquisitiveness, and financial capability. Bear Stearns reviewed the tiered list of prospective acquirors with the Special Committee, which then requested that Bear Stearns contact the first tier of prospective acquirors (consisting of approximately 24 companies) to determine the level of their interest in a potential acquisition.

         Although this solicitation effort resulted in several preliminary indications of interest, which were pursued by the Special Committee and the officers of Organic through July 2001, none of the parties contacted expressed continued interest in acquiring Organic. The effort to identify prospective acquirors resulted in contacts with at least 24 companies. In addition, between February and August of 2001, various officers and directors of Organic contacted at least ten prospective financial investors to determine their interest in investing in Organic. However, none of these contacts progressed beyond the preliminary discussion stage.

         The Special Committee met on at least eight occasions between its formation in April 2001 and the delivery of Seneca's preliminary proposal letter (described below) to Organic on September 18, 2001. In its meetings, the Special Committee members discussed with its advisors the status of the Bear Stearns solicitation effort and reviewed potential alternative sources of financing for Organic, including the possibility of raising additional funds through follow-on equity offerings, private investment in public equity ("PIPE") transactions, the issuance of convertible debt securities, and the issuance of high yield debt or bank debt. During this period, the Special Committee also received several reports from officers and directors of Organic Holdings as to the status of the negotiations between Organic Holdings and Seneca regarding the proposed Organic Holdings share purchase transaction. Recognizing that a transaction with Seneca could ultimately prove to be the best alternative for Organic's public shareholders, the Special Committee also approved the limited participation by Organic officers and employees in the preparation of due diligence materials and disclosure schedules to facilitate the negotiation of a transaction between Organic Holdings and Seneca.

         Consideration of Seneca's September 18 Preliminary Proposal

         Simultaneously with the execution of the Organic Holdings Share Purchase Agreement on September 18, 2001, Seneca made a preliminary proposal to Organic to acquire all the remaining outstanding Shares for $0.33 per Share in cash. The preliminary proposal was subject to (1) participation in the transaction by the holders of at least half of the Shares not owned by Seneca or under contract to be purchased by Seneca, (2) the closing of the Share Purchase Agreement, (3) the satisfactory restructuring of Organic's San Francisco lease,
(4) the absence of any material adverse changes in or material defaults by Organic, and (5) other customary conditions. Organic referred Seneca's proposal to the Special Committee.

         On September 21, 2001, Bear Stearns delivered a preliminary presentation to the Special Committee addressing the $0.33 per Share offer by Seneca from a financial point of view. The Special Committee met on that date to discuss the Bear Stearns presentation and possible responses to the Seneca offer. The Special Committee requested further information from Bear Stearns to assist in formulating a response to the Seneca offer. The Special Committee met again on September 23, 2001 to discuss the additional materials prepared by Bear Stearns, whereupon the Special Committee directed Bear Stearns to make a counterproposal to Seneca of $0.42 per Share and to request further details regarding the offer from Seneca.

         On September 24, 2001, representatives of Bear Stearns and Mayer, Brown & Platt contacted Michael Tierney, the Chief Executive Officer of Seneca, and telephonically made a counterproposal of $0.42 per Share, which counterproposal was rejected by Mr. Tierney.

         On October 4, 2001, the Special Committee met to discuss the status of the offer from Seneca and efforts to obtain more information regarding the offer. On October 8, 2001, the Special Committee delivered a letter to Seneca stating that the Special Committee would not be able to formulate a position on the proposed transaction until it received more information from Seneca regarding the material terms of the transaction.

         The Special Committee met again on October 15 and November 20, 2001 to discuss the status of the Seneca offer and the negotiations regarding the restructuring of Organic's San Francisco lease.

         On November 26, 2001, the Special Committee met to discuss the status of the Seneca offer. After considering the available information, the Special Committee directed Bear Stearns to convey a counterproposal of $0.39 per Share to Seneca. On November 30, 2001, representatives of Bear Stearns and Mayer, Brown & Platt spoke with Gerard Neumann, the Chief Financial Officer of Seneca, and relayed the Special Committee's $0.39 per Share counterproposal. Mr. Neumann indicated that Seneca would not entertain a price in excess of $0.33 per Share.

         Consideration of the Offer

         On December 2, 2001, Seneca's counsel, Jones, Day Reavis & Pogue ("Jones Day"), forwarded drafts of the Offer To Purchase and related tender offer materials to Mayer, Brown & Platt, whereupon Mayer, Brown & Platt forwarded the materials to the Special Committee and Bear Stearns. On December 4, 2001, the restructuring of Organic's San Francisco lease was completed, and the Organic Holdings share purchase transaction with Seneca closed. Also on December 4, 2001, the Special Committee met and considered the terms of the draft tender offer materials received from Seneca's counsel on December 2, and discussed a preliminary Bear Stearns analysis of the tender offer price from a financial point of view. The Special Committee thereupon directed Bear Stearns and Mayer, Brown & Platt to make a $0.35 per Share counteroffer to Seneca and to ask for changes to the closing conditions set forth in the draft tender offer materials. Late on December 4, 2001, Seneca delivered to Organic a letter confirming its intention to make an offer for the publicly held shares of Organic at a price of $0.33 per Share in cash.

         In the morning of December 5, 2001, representatives of Bear Stearns spoke with Michael Tierney of Seneca and relayed the Special Committee's counterproposal of $0.35 per Share and its request for changes to certain closing conditions in the draft tender offer materials. Mr. Tierney indicated that Seneca was not prepared to increase the tender offer price, but that it would consider the changes to the proposed closing conditions as part of any amendment to its tender offer. In the afternoon of December 5, 2001, Seneca and E-Services commenced the Offer and filed the Schedule TO concerning the Offer with the Commission.

         On December 10, 2001, the Special Committee met to consider the Offer. Representatives of Mayer, Brown & Platt reviewed for the Special Committee its fiduciary and other legal duties. Bear Stearns gave a presentation that analyzed the financial aspects of the Offer and the valuation of Organic. After its presentation, Bear Stearns delivered its opinion, subsequently confirmed in writing on December 12, 2001 (the "Fairness Opinion"), that, as of such date, and subject to the assumptions made, matters considered, and limitations on the review undertaken in connection with such opinion, the $0.33 per Share price proposed to be paid to the holders of the outstanding Shares (other than those held by Organic Holdings or by Seneca and its affiliates) pursuant to the Offer was fair from a financial point of view to such holders. The full text of the Fairness Opinion is attached and filed as Exhibit (c)(1) to this Statement and is incorporated herein by reference in its entirety.

         SHAREHOLDERS ARE URGED TO AND SHOULD READ THE FAIRNESS OPINION IN ITS ENTIRETY.

         After considering these materials and discussing the proposed Offer at length with its advisors, the Special Committee concluded that the price included in the Offer was fair to the public stockholders of Organic, but that it would be in the best interest of such stockholders to obtain changes to the closing conditions included in the Offer. The Special Committee thereupon directed its counsel, Mayer, Brown & Platt, to negotiate changes to certain closing conditions with Seneca's counsel, Jones Day. On December 11, 2001, representatives of Jones Day indicated to representatives of Mayer, Brown & Platt that Seneca had agreed to the requested changes.

         On December 12, 2001, the Special Committee met for the final time to consider the Offer. At the meeting, Mayer, Brown & Platt reported that Seneca had agreed to the requested changes to the closing conditions, and Bear Stearns delivered the Fairness Opinion. Following a final discussion regarding the Offer and the Merger, the Special Committee, by unanimous vote, (a) determined that the Offer is fair to and in the best interests of the public stockholders of Organic, and (b) recommended that the public stockholders of Organic accept the Offer and tender their Shares pursuant thereto. At a subsequent meeting, also held on December 12, 2001, the Board of Directors of Organic considered the determination and recommendation of the Special Committee and thereupon, by unanimous vote, also (a) determined that the Offer is fair to and in the best interests of the public stockholders of Organic, and (b) recommended that the public stockholders of Organic accept the Offer and tender their Shares pursuant thereto.

         FACTORS CONSIDERED BY THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS

         THE SPECIAL COMMITTEE

         In connection with reaching the recommendation described above, the Special Committee concluded that the Offer and the Merger is substantively and procedurally fair to the public stockholders of Organic. In reaching this determination, the Special Committee considered a number of factors. Here is a summary of the principal factors the Special Committee considered:

1. Financial and Business Prospects of Organic. The financial condition, results of operations, competitive position, business and prospects of Organic, including its cash requirements for the foreseeable future.

2. Bear Stearns Analysis and Fairness Opinion. The Special Committee's consideration of Bear Stearns' financial analysis and of Bear Stearns' Fairness Opinion regarding the Offer.

3. Market Prices of Organic Common Stock: Premium. The $0.33 per Share tender offer price represents a premium of (1) 27% over the last reported closing sales price of $0.26 per Share as reported by the Nasdaq on September 18, 2001, the last date prior to Seneca's initial proposal letter with respect to Organic, and (2) 74% over the last reported closing sales price of $0.19 per Share as reported by the Nasdaq on December 4, 2001, the last trading day before the date of the Offer.

4. Market Prices of Organic Stock: Discount. The stock market's reaction to Seneca's initial September 18 proposal with respect to Organic, particularly the fact that after such proposal Shares continued to trade at a significant discount to the indicated $0.33 per Share price. It was noted, however, that the $0.33 per Share tender offer price reflects a value per Share far below Organic's initial public offering price of $20.00 and the highest trading price at which the Shares have traded of $59.02, reached on February 10, 2000.

5. Possible Decline in the Organic Market Price If Seneca Withdraws. The likelihood that, if a transaction with Seneca is not completed and Seneca were to withdraw any and all proposals or offers to acquire Shares, the market price of the Shares could decline. The last reported closing market price per Share on December 4, 2001, the day before the announcement of the Offer to purchase Shares for $0.33 in cash, was $0.19.

6. Certain Rights Associated With Seneca's Majority Ownership. As an alternative to the Offer and Merger, Seneca currently has sufficient voting power to approve a merger of Organic with Seneca, involving a different price or purchase medium and other terms and conditions than those governing the Offer and Merger, without the affirmative vote of any other stockholders of Organic. There is no assurance that Organic would receive a price as great as $0.33 per Share in any alternative transaction.

7. Liquidity, Trading Volume and Lack of Analyst Coverage. The liquidity and trading volume for the Shares (i.e., for the remaining 19.1% of the outstanding Shares) is low. Illiquidity typically has an adverse effect on trading prices. This issue is exacerbated by the lack of coverage of the Shares by Wall Street research analysts.

8. Business Uncertainties. The rapid expansion and contraction of Organic's business since 1998, the uncertainties caused by the rapidly declining e-services marketplace, the potential effects of layoffs and other cost-reduction efforts initiated by Organic since the fourth quarter of 2000, the deterioration in general economic conditions over the course of this year, the potential impact of the September 11th terrorist attacks and responses thereto and assessment of the ultimate cost of certain of Organic's long-term obligations, including real estate lease obligations undertaken when Organic's business was rapidly expanding.

9. Organic's Cash Requirements. Uncertainties regarding Organic's ability to meet significant cash requirements in the foreseeable future, including lease and other operating expenses and repayment of the

         $10 million borrowed from Omnicom in connection with the San Francisco lease restructuring, which is due and payable on August 30, 2002.

10. Digital Professional Services Industry Prospects. The reports of Wall Street research analysts regarding the near-term and middle-term prospects for the digital professional services ("DPS") industry indicating that the next several quarters are likely to continue to be challenging for the DPS industry, as well as the lack of "visibility" (i.e., any reliable ability to predict future performance) in that difficult industry environment.

11. Consideration Received by Organic Holdings. The fact that Organic Holdings, formerly the majority holder of the Shares, received only $0.164 per Share in cash for its Shares sold pursuant to the Share Purchase Agreement, and that Organic Holdings will receive an aggregate purchase price per Share (after taking into account earn-out payments under the Share Purchase Agreement) equal or greater than the $0.33 per Share tender offer price only if Organic's results were substantially more favorable than either recent results or management's business plan projections over the earn-out period.

12. Costs of Remaining a Public Company. The costs (estimated at $1.4 million per year) and risks associated with Organic continuing to have publicly traded equity, including the adverse consequences resulting from the perception that Organic will not remain viable given the low prices at which its Shares have been traded since early this year.

13. Approval by Majority of Public Holders. The Offer is conditioned upon the requirement that a majority of unaffiliated stockholders elect to participate in the Offer.

14. All Cash Offer. The Offer is an all-cash offer for all publicly held Shares, which the holders thereof can accept or reject voluntarily, is not subject to a financing condition and could be completed in about a month.

15. Lack of Other Proposals. No substantive proposals have been made with respect to Organic regarding a merger or other business combination, or the sale of all or any substantial part of the assets or securities of Organic and that Organic's and the Special Committee's prior efforts to find a third party interested in acquiring it were unsuccessful.

16. Low-Cost Disposition of Shares. The Offer provides stockholders who are considering selling their Shares with the opportunity to do so without incurring the transaction costs typically associated with market sales and without incurring any price discounts due to the relative illiquidity of the Shares.

17. Conflicts of Interest. The conflicts of interest of certain Organic directors and officers described elsewhere in this Statement.

18. Nasdaq Delisting. The fact that the Shares may be delisted following the expiration of Nasdaq's current moratorium on delisting proceedings in January 2002.

         In light of the number and variety of factors the Special Committee considered in evaluating the Offer, the Special Committee found it impractical to quantify or otherwise assign relative weights to each factor in reaching its decision to recommend acceptance of the Offer.

         The Special Committee did not consider the book value or the liquidation value of Organic's assets as meaningful measures of the fair value of the Shares and did not consider liquidation to be an attractive course of action. Therefore, the Special Committee did not seek an appraisal of the liquidation values for those assets.

         In reaching its determination as to the fairness of the Offer and the Merger, the Special Committee identified various factors which could be said to indicate that the Offer and the Merger were not fair and/or that this was not the right time for the public shareholders to sell their Shares in the Offer or otherwise. Among these factors were:

         1. Market Prices: Recent trading prices for Shares have been at all-time lows since Organic's IPO.

         2. Business Uncertainties: The business uncertainties discussed in Item 8 on page 9 could be resolved favorably to the Company, in which event the Company's prospects could substantially improve.

         3. Majority Ownership: Organic Holdings' ownership of a majority of the Shares since prior to the IPO and its subsequent sale of those Shares to Seneca may have adversely affected the willingness of other potential bidders to propose to acquire or to pursue a substantial investment or other strategic transaction involving Organic.

However, in rendering its determination, the Special Committee determined that the factors favoring a determination of fairness substantially outweighed the above-listed factors.

         THE BOARD OF DIRECTORS

         In its deliberations regarding the Offer and Merger, the Board of Directors evaluated the Offer and the Merger in light of their knowledge of the business, financial condition and prospects of Organic. In addition, the Board of Directors determined that the Special Committee's conclusion that the Offer was fair, and its recommendation that the public stockholders accept the offer and tender their shares, was the result of a process that was fair to the public stockholders of Organic because, among other things, the Special Committee conducted numerous meetings, during which the Special Committee evaluated and analyzed the proposed transaction, explored alternative transactions and courses of action, and reached informed conclusions based, in part, on the advice of independent financial and legal advisors. Accordingly, the Board of Directors determined that the Offer and the Merger were fair based principally on the determination of the Special Committee.

         The foregoing discussion of the information and factors considered by the Special Committee and the Board of Directors is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee and the Board of Directors. Organic's executive officers have not been asked to make a recommendation as to the Offer or the Merger.


         SUMMARY OF FINANCIAL ANALYSIS AND OPINION OF THE SPECIAL COMMITTEE'S FINANCIAL ADVISOR.

         On May 22, 2001, the Special Committee retained Bear Stearns as its exclusive financial advisor in connection with any potential strategic transaction that Organic might enter into. On December 10, 2001, the Special Committee met to consider the Offer. Bear Stearns gave a presentation that analyzed the financial aspects of the Offer and the valuation of Organic. After its presentation, Bear Stearns delivered the Fairness Opinion orally and subsequently confirmed in writing on December 12, 2001, that, as of such date, and subject to the assumptions made, matters considered, and limitations on the review undertaken in connection with such opinion, the $0.33 per Share price proposed to be paid to the holders of the outstanding Shares (other than those held by Organic Holdings or by Seneca and its affiliates) pursuant to the Offer was fair from a financial point of view to such holders.

         THE FULL TEXT OF THE FAIRNESS OPINION, WHICH DESCRIBES THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS EXHIBIT (c)(1) TO THIS STATEMENT AND IS INCORPORATED BY INTO THIS STATEMENT BY REFERENCE. THE FAIRNESS OPINION WAS PROVIDED FOR THE INFORMATION OF THE SPECIAL COMMITTEE IN ITS EVALUATION OF THE OFFER PRICE FROM A FINANCIAL POINT OF VIEW. THE FAIRNESS OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR
ANY RELATED TRANSACTION AND WAS NOT INTENDED TO BE OR CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER SHARES IN THE OFFER OR AS TO ANY OTHER MATTERS RELATING TO THE OFFER.

         Bear Stearn's opinion was among many factors considered by the Special Committee in its evaluation of the Offer and should not be viewed as determinative of the views of the Special Committee or management of Organic with respect to the Offer.

         In the ordinary course of business, Bear Stearns and its affiliates may actively trade or hold the securities of Organic for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in those securities. Bear Stearns and its affiliates in the past have provided services to Organic unrelated to the Offer, for which services Bear Stearns and its affiliates have received compensation. In addition, Bear Stearns and its affiliates may maintain relationships with Organic and its respective affiliates.

         Bear Stearns is an internationally recognized investment banking firm and was selected by the Special Committee based on its reputation within the financial community and experience, expertise and familiarity with companies in Organic's industry. Bear Stearns regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

         INTENT TO TENDER

         To the knowledge of Organic, each executive officer and director of Organic currently intends to tender all Shares held of record or beneficially owned by that person pursuant to the Offer. Organic understands that, as of the date of this Statement, the executive officers and directors of Organic held or had the right to acquire a total of 4,416,189 Shares (including "underwater" options to purchase 548,471 Shares whose exercise price exceeds $0.33 per Share).


ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

         Organic retained Bear Stearns to render financial advisory services to the Special Committee on an exclusive basis concerning the Special Committee's assessment of Organic's strategic alternatives.

         Under the engagement letter signed by Bear Stearns, the Special Committee and Organic, Organic agreed to pay Bear Stearns: (a) a cash fee of $500,000 payable upon the earlier of (i) receipt by Bear Stearns of a request from the Special Committee to render a fairness opinion at a time when Bear Stearns is prepared to render such an opinion; or (ii) the execution by Organic of a binding agreement relating to any of specified merger, reorganization or acquisition transactions (each, a "Transaction"), (b) an additional cash fee of $500,000 payable upon the consummation of a Transaction, and (c) reimbursement of Bear Stearns' reasonable out-of-pocket expenses (including legal fees). Up to $50,000 of such expenses may be credited against the cash fees payable to Bear Stearns. Organic has also agreed to indemnify Bear Stearns against certain liabilities, including defense expenses, arising out of Bear Stearns' engagement. All amounts payable to Bear Stearns are payable by Organic.


ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         Other than the sale by Organic Holdings of its Shares pursuant to the Share Purchase Agreement on December 4, 2001, no transactions in Organic Common Stock have been effected during the past 60 days by Organic or, to the knowledge of Organic, by any executive officer, director or affiliate of Organic. Additional information regarding ownership of Shares by Organic's executive officers, directors and certain affiliates is set forth under the caption "Proposal One: Election of Directors - Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement filed as Exhibit (e)(1) hereto and incorporated herein by reference.


ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         Except as set forth in this Statement, Organic is not currently undertaking or engaged in any negotiations in response to the Offer or Merger that relate to or would result in: (a) a tender offer for or other acquisition of Organic's securities by Organic, any of its subsidiaries or any other person,
(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Organic or any of its subsidiaries, (c) a purchase, sale or transfer of a material amount of assets of Organic or any of its subsidiaries or (d) a material change in the present dividend policy, indebtedness or capitalization of Organic.

         Except as set forth in this Statement, there are no transactions, resolutions of the Organic Board of Directors, agreements in principle or signed contracts in response to the Offer or Merger, that relate to or would result in one or more of the events referred to in the preceding paragraph.


ITEM 8. ADDITIONAL INFORMATION

         The information contained in the Offer To Purchase filed as Exhibit
(a)(1) herewith is incorporated herein by reference.



ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

         The following are exhibits to this Statement:

EXHIBIT NO.       DESCRIPTION
(a)(1)            Offer To Purchase, dated December 5, 2001 (incorporated by reference to Exhibit (a)(1) to the Schedule TO of E-Services and Seneca filed with the Commission on December 5, 2001)

(a)(2)            Letter of Transmittal (incorporated by reference to Exhibit
                  (a)(2) to the Schedule TO of E-Services and Seneca filed with the Commission on December 5, 2001)

(a)(3)            Form of Letter to Clients for Use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees
                  (incorporated by reference to Exhibit (a)(3) to the Schedule
                  TO of E-Services and Seneca filed with the Commission on December 5, 2001)

(a)(4)            Notice of Guaranteed Delivery (incorporated by reference to
                  Exhibit (a)(4) to the Schedule TO of E-Services and Seneca filed with the Commission on December 5, 2001)

(a)(5) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9
                  (incorporated by reference to Exhibit (a)(5) to the Schedule
                  TO of E-Services and Seneca filed with the Commission on December 5, 2001)

(a)(6)            Letter to Stockholders of Organic, Inc. dated December 18,
                  2001*

(c)(1)            Fairness Opinion of Bear Stearns & Co. Inc.*

--------------------
* Included with this Statement and mailed to the stockholders.


(e)(1)            Proxy Statement of Organic, Inc. dated November 15, 2001
                  (incorporated by reference to Organic, Inc.'s Schedule 14A filed with the Commission on November 15, 2001)

(e)(2)            Share Purchase Agreement, dated September 18, 2001, as amended on December 3, 2001, among Seneca Investments LLC, E-Services
                  Investments Organic Sub LLC, Organic Holdings LLC and Jonathan
                  Nelson (incorporated by reference to Exhibit 99.1 of the Form
                  8-K filed by Organic, Inc. with the Commission on December 7,
                  2001)

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

December 18, 2001

                                     ORGANIC, INC.


                                     By  /s/ Mark D. Kingdon
                                       ----------------------------------------
                                          Mark D. Kingdon
                                          Chief Executive Officer